EXHIBIT 99.7

Satyam Announces 100% Acquisition of Singapore-Based Knowledge Dynamics for S$9.2 million
▪	Under an all-cash transaction, Knowledge Dynamics will be merged with Satyam’s existing Business Intelligence/Data Warehousing Group to create a global niche in consulting.
▪	Following this acquisition, Singapore will spearhead Satyam’s global Business Intelligence initiatives and strengthen Satyam’s position in Enterprise Business Solutions.
▪	The deal represents Satyam’s first acquisition in Asia-Pacific. Satyam is headquartered from Singapore for Asia Pacific (including Australia and New Zealand), the Middle East, Africa and India.
▪	In line with Singapore’s vision of becoming a veritable force in the Knowledge Economy focusing on higher end services, this acquisition positions Satyam as a partner in Singapore’s goals.
Singapore, 21 July 2005: Satyam Computer Services Limited (NYSE:SAY), announced today that it had entered into a definitive agreement to acquire 100% stake in Knowledge Dynamics Pte Ltd (“Knowledge Dynamics”) of Singapore, a high-end Business Intelligence (“BI”) solutions consultancy, for up to S$9.2 million (US$5.4 million). The deal marks the first acquisition in Asia Pacific by the Indian software giant which recorded revenues of US$793 million in the fiscal year ended 31 March 2005.
Following this acquisition, Hyderabad-based Satyam will merge Knowledge Dynamics with its existing Data Warehousing (“DW”) & Business Intelligence (“BI”) Group, which currently has 1,300 consultants. Knowledge Dynamics has a staff of 75 based in Singapore, Malaysia and India.
The merged operations, which will be driven out of Satyam’s headquarters for the Asia Pacific region in Singapore, will enhance its global positioning in the high-end DW-BI consultancy services which is forecast by Gartner to grow at a compounded annual rate of nearly 9% to US$22 billion in 2005. Knowledge Dynamic’s CEO, Mr Venkat Narayanan, will continue to lead the Knowledge Dynamics team following the acquisition.
The term Business Intelligence represents the tools and systems that play a key role in an enterprise’s strategic planning process. These systems allow it to gather, store, access and analyze corporate data to aid in decision-making. Generally these systems will illustrate business intelligence in the areas of customer profiling, customer support, market research, market segmentation, product profitability, statistical analysis, and inventory and distribution analysis.
Knowledge Dynamic’s business consulting skills in Business Intelligence will strengthen Satyam’s offerings in Enterprise Business Solutions by providing an additional consulting capability in Enterprise Resource Planning (“ERP”) and Customer Relationship Management (“CRM”) packages, thus allowing the combined entity to make customers’ businesses more real-time and competitive.
In addition, Knowledge Dynamics will bring to Satyam deep experience in core technologies spanning industries such as financial services, telecommunications, retail and the Government which will supplement the existing experience base. With most corporations under pressure to implement regulatory frameworks and Sarbanes Oxley based compliance, or other standards in the banking sector such as Basel II, these offerings will greatly enhance Satyam’s value proposition.
Knowledge Dynamics, which has executed over 70 projects in Government, financial services and telecommunications and delivered DW solutions in South East Asia, Hong Kong and the Middle East, counts regional financial institutions and major telecoms players as its customers.
Under the all-cash transaction, Satyam will pay up to S$9.2 million for the entire stake, including an initial guaranteed S$5.5 million spread over two years, with the balance to be paid over the next three years depending on revenue and profitability targets.
Knowledge Dynamics, which was founded in 1997, posted revenues of S$ 6.0 million for the year ending 30th June 2005.
Knowledge Dynamics is headquartered in Singapore with offices in Malaysia and India.
Satyam’s Chairman, Mr B. Ramalinga Raju, said: “We continue to make progress on the inorganic growth front to support our competency led growth strategy. We have now entered into a definitive agreement to acquire Singapore based Knowledge Dynamics, a leading Data Warehousing and Business Intelligence solutions provider with significant presence in the ASEAN region. This acquisition should accelerate our aspiration of being a prime beneficiary of the high growth potential in the BI & DW area.”

“This landmark deal marks the first merger and acquisition (M&A) activity in the Asia Pacific region by Satyam which is seeking to grow both its customer base and vertical competence beyond organic growth. In Knowledge Dynamics we have an outstanding strategic fit which will help us to position Satyam’s BI & DW practice as a global niche consulting organisation among the largest in Asia and equal to the best globally. It will also help us to offer framework based solutions especially in Banking and Telecom,” said Mr Virender Aggarwal, Director & Senior Vice President and Head of Satyam’s Asia Pacific operations.
“It will allow Satyam to gain access to a prestigious existing customer base and leverage on Knowledge Dynamic’s high-value consulting but cost-effective solutions and our existing strengths in data warehousing, especially, large terabyte warehouses,” he said.
Satyam is one of few Global companies that manages not only Asia Pacific but India, Middle East and Africa from Singapore. With this acquisition, Satyam will take a further step in offering a line of service covering the whole world making Singapore as a key base. Satyam is also expanding its operations in Singapore and moving into a new office twice its current size in one of the prestigious buildings of the Central Business District.
“We have developed key Intellectual Property in BI which we would like to extend to the global market without losing our focus on BI & DW. Knowledge Dynamics will become an integral part of Satyam’s DWBI group and will be able to achieve its goal by accessing Satyam’s resources and Satyam’s current clients globally,” said Mr Venkat Narayanan, CEO of Knowledge Dynamics.
Key benefits of Satyam’s acquisition of Knowledge Dynamics include:
1.	Gives Satyam a strong foothold in the booming global high end consultancy services market in Business Intelligence and Data Warehousing.

With this acquisition, Satyam’s strengths in Data Warehousing will be combined with Knowledge Dynamics’ strengths in business intelligence to cover the 3i’s of DWBI ie: Integration, Intelligence, Insight. Coupled with its technical and domain expertise, Knowledge Dynamics’ BI intellectual property – iDecisions – will become a strong differentiator for Satyam in the booming global BI market.

Through its BPO subsidiary, Nipuna, Satyam will leverage this acquisition to offer solutions on Knowledge Process Outsourcing (“KPO”); a key business process of BI.

Satyam will also acquire a wider customer base. Knowledge Dynamics has a client base from industry verticals such as financial Services, telecom, government and retail in Asia Pacific, most of whom will be new customers for Satyam.

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2.	Leverage on integrated high-value and cost-effective solutions that will make Satyam’s customers more competitive.

Satyam’s CMMi certified DWBI Global Delivery capability and Knowledge Dynamics’ recognition as a niche high end consulting solutions provider in BI will provide integrated, high value solutions which are also cost effective.

3.	Increased pool of intellectual properties and enhanced methodologies

Satyam’s Intellectual Property in BI, Chasis™ and Knowledge Dynamics’ Intellectual Property iDecisions™ in Enterprise Business Solutions will provide complimentary and comprehensive solutions.
The entire team at Knowledge Dynamics will be absorbed into the Satyam resource base of over 22,000 employees (of which 1,300 are in BI & DW) spread over 20 development centers worldwide. The CEO of Knowledge Dynamics, Mr. Venkat Narayanan will continue to lead his BI team in the new merged entity.
About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT Consulting Services Provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 20,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 410* global companies, of which 148* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents. For more information visit us at: www.satyam.com
*As of June 30, 2005
For clarifications write to us at Corporate_Communications@Satyam.com
Or contact our global PR representatives at:

India	Rajesh, rajesh@perfectrelations.com, +91 40 55319862, +91 98490 42184

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

US	Ivette Almeida, Ivette.almeida@annemcbride.com, +1 212 983 1702 ext 209, +1 201 232 0128

Asia- Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the fiscal year ended March 31, 2005 furnished to the United States Securities Exchange Commission on April 28, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

The term Business Intelligence (BI) represents the tools and systems that play a key role in the strategic planning process of the corporation. These systems allow a company to gather, store, access and analyze corporate data to aid in decision-making. Generally these systems will illustrate business intelligence in the areas of customer profiling, customer support, market research, market segmentation, product profitability, statistical analysis, and inventory and distribution analysis to name a few.